UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Outlook Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

69012T 206

(CUSIP Number)

Syntone Ventures LLC

1517 Champlain Crest Way

Cary, NC 27513

Attn: President

Telephone: (781) 308-0823

with a copy to:

DLA Piper LLP (US)

200 South Biscayne Blvd., Suite 2500

Miami, FL 33131

Attn: Ying Geneve DuBois, and
Penny J. Minna

(410) 580-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 2, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 69012T 206	Page 2 of 13

1.	Names of Reporting Persons Syntone Ventures LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,000,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14.	TYPE OF REPORTING PERSON OO

(1)	This percentage is calculated based upon 91,377,648 Shares outstanding based on the number of outstanding shares of common stock reported by Outlook Therapeutics, Inc., a Delaware corporation (the “Issuer”) in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020. As used in this Schedule 13D, “shares” means shares of common stock, par value $0.01 per share (the “Shares”), of the Issuer.

CUSIP NO: 69012T 206	Page 3 of 13

1.	Names of Reporting Persons Syntone LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,000,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14.	TYPE OF REPORTING PERSON OO

(1)	This percentage is calculated based upon 91,377,648 Shares outstanding based on the number of outstanding shares of common stock reported by Outlook Therapeutics, Inc., a Delaware corporation (the “Issuer”) in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.

CUSIP NO: 69012T 206	Page 4 of 13

1.	Names of Reporting Persons Syntone Technologies Group Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,000,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14.	TYPE OF REPORTING PERSON CO

(1)	This percentage is calculated based upon 91,377,648 Shares outstanding based on the number of outstanding shares of common stock reported by Outlook Therapeutics, Inc., a Delaware corporation (the “Issuer”) in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.

CUSIP NO: 69012T 206	Page 5 of 13

Item 1.	Security and Issuer

This statement on schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Shares”) of Outlook Therapeutics, Inc. a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 4260 U.S. Route 1, Monmouth Junction, New Jersey, 08852.  The Shares are listed on the Nasdaq Capital Market under the ticker symbol “OTLK”.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)–(c) This Schedule 13D is being filed by Syntone Ventures LLC, a Delaware limited liability company (“Syntone”), Syntone LLC, a Delaware limited liability company (the “Manager”), and Syntone Technologies Group Co. Ltd. (“Syntone Technologies” together with Syntone and the Manager, the “Reporting Persons”), a company organized in the People’s Republic of China (“PRC”).

The principal business address for each of Syntone and the Manager is 1517 Champlain Crest Way, Cary, NC 27513. The principal business address for Syntone Technologies is Beihuan Road East, Renqiu City, Heibei Province, China.

Syntone is managed by the Manager, which is a wholly-owned subsidiary of Syntone Technologies. The executive officers of Syntone are set forth on Schedule I to this Schedule 13D, which Schedule I set forth for each such person (i) the name, (ii) business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (iv) citizenship. Syntone’s principal business is investing in biotechnology. The Manager’s principal business is to manage Syntone. Syntone Technology’s operations in PRC are concentrated in oil and gas, but also include real estate and emerging technology in the PRC and U. S.

(d)–(e) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

Item 3.	Source and Amount of Funds or Other Consideration

On May 22, 2020, the Issuer entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Syntone, pursuant to which the Issuer agreed to sell and issue, in a private placement, an aggregate of 16,000,000 Shares at a purchase price of $1.00 per share, for aggregate gross proceeds to the Issuer of $16.0 million, which closed on June 2, 2020. The source of funds for such purchase was a capital contribution made to Syntone by the Manager, the source of funds of which were from the working capital of Syntone Technology.

As a result of the transactions described in this Item 3, the Reporting Persons may each be deemed to be the beneficial owner of approximately 14.9% of the outstanding Shares.

Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

In connection with the entry into the Purchase Agreement, the Issuer and Syntone Technologies Group Co. Ltd. entered into a joint venture agreement, pursuant to which they agreed to form a PRC joint venture that will be 80% owned by Syntone Technologies Group Co. Ltd and 20% owned by the Issuer. Once formed, the Issuer intends to enter into a royalty-free license for the development, commercialization and manufacture of the Issuer’s product candidate, ONS-5010 / LYTENAVA™ (bevacizumab-vikg) in the greater China market, which includes Hong Kong, Taiwan and Macau, with the PRC joint venture.

CUSIP NO: 69012T 206	Page 6 of 13

The Issuer intends to use net proceeds for working capital and general corporate purposes, including in support of its ONS-5010 development program, with approximately $0.9 million of the proceeds used to fund its initial capital contribution to the PRC joint venture. The Issuer expects to be required to make an additional capital contribution to the PRC joint venture of approximately $2.0 million within the next four years.

The Purchase Agreement provides that neither Syntone nor its affiliates, without the Issuer’s prior written consent and subject to certain conditions and exceptions, among other things, directly or indirectly will acquire additional shares of the Issuer’s outstanding common stock, seek or propose a tender or exchange offer, merger or other business combination involving the Issuer, solicit proxies or consents with respect to any matter, or undertake other specified actions related to the potential acquisition of additional equity interests in the Issuer (collectively, the “Standstill Restrictions”). The Standstill Restrictions will expire on the earlier of (a) the three-year anniversary of the closing of the sale of the Shares and (b) the date that Syntone beneficially owns less than 5% of the Issuer’s common stock.

The Purchase Agreement also provides that until the first anniversary of the closing of the sale of the Shares, Syntone will hold and not sell any of the Shares, subject to certain exceptions, and from the one-year anniversary of the closing through the two-year anniversary of the closing, that Syntone will hold and will not sell at least 50% of the Shares, subject to certain exceptions. In addition, following the initial holding period, Syntone agreed to certain volume restrictions with respect to resales of Shares. The Issuer also agreed to register the Shares for resale (both demand, beginning three years after the closing, and piggyback, following expiration of the initial one-year lock-up period) if Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), is not available for the resale of such Shares without any volume or manner of sale restrictions.

In addition, the Issuer granted Syntone a general right of first offer to participate in future capital raising transactions, among others, for a period of three-years following the closing of the sale of the Shares, and provided Syntone the right to designate one nominee to its Board of Directors for so long as it owns at least 10% of the Issuer’s common stock, and for one-year period thereafter (so long as it beneficially owns at least 5% during such one-year period). Syntone is expected to provide written notice of its designee within 30 days of the closing of the sale of the Shares.

Other than the acquisition from time to time of additional Shares pursuant to the exercise of its right of first offer, but subject to the Standstill Restrictions, the Reporting Persons have no current plans to engage in any of the kinds of transactions enumerated in Item 4(a)-(j), but reserves the right to engage in such a transaction in the future.

Item 5.	Interest in Securities of the Issuer

(a)–(b) As of the date of this filing, Syntone Ventures directly owns a total of 16,000,000 Shares. Based upon the number of outstanding Shares reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2020, this represents approximately 14.9% of the issued and outstanding Shares pursuant to Rule 13d-3 under the Securities Act.

The Manager holds a controlling interest in Syntone Ventures and is a wholly-owned subsidiary of Syntone Technologies. By virtue of such relationships, the Manger and Syntone Technologies each may be deemed to beneficially own the securities held by Syntone Ventures for purposes of Rule 13d-3 under the Exchange Act. This represents approximately 14.9% of the outstanding Shares calculated pursuant to Rule 13d-3 under the Exchange Act. Accordingly, as of the date hereof, none of the Reporting Persons holds sole voting power or sole dispositive power as to any Shares and each of the Reporting Persons holds shared voting power and shared dispositive power as to 16,000,000 Shares.

(c)       No transactions in the Shares were effected during the past 60 days by the Reporting Persons.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3, 4, and 5 above is incorporated herein by reference.

CUSIP NO: 69012T 206	Page 7 of 13

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement among Syntone Ventures LLC, Syntone LLC and Syntone Technologies Co., Ltd., dated as of June 11, 2020.

2.	Stock Purchase Agreement, dated May 22, 2020, by and between the Issuer and Syntone (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on May 28, 2020).

3.	Power of Attorney by Syntone Ventures LLC, Syntone LLC and Syntone Technologies Co., Ltd., dated as of June 11, 2020.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2020.

SYNTONE VENTURES LLC

By:	/s/ Jiahui Zheng
Name:	Jiahui Zheng
Title:	Attorney-in-Fact

SYNTONE LLC

By:	/s/ Jiahui Zheng
Name:	Jiahui Zheng
Title:	Attorney-in-Fact

SYNTONE TECHNOLOGIES CO., LTD.

By:	/s/ Jiahui Zheng
Name:	Jiahui Zheng
Title:	Attorney-in-Fact

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that this Statement on Schedule 13D, dated June 11, 2020 (the “Schedule 13D”), with respect to the common stock, par value $0.01 per share, of Outlook Therapeutics, Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Joint Filing Agreement (this “Agreement”) shall be included as an Exhibit to the Schedule 13D. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 11th day of June, 2020.

SYNTONE VENTURES LLC

By:	/s/ Jiahui Zheng
Name:	Jiahui Zheng
Title:	Attorney-in-Fact

SYNTONE LLC

By:	/s/ Jiahui Zheng
Name:	Jiahui Zheng
Title:	Attorney-in-Fact

SYNTONE TECHNOLOGIES CO., LTD.

By:	/s/ Jiahui Zheng
Name:	Jiahui Zheng
Title:	Attorney-in-Fact

Exhibit 3

POWER OF ATTORNEY

FOR SCHEDULE 13G AND SCHEDULE 13D REPORTING PURPOSES

Know all by these presents, that the undersigned hereby constitute and appoint Jiahui Zheng as the undersigned’s true and lawful attorney-in-fact to:

(1)	execute for and on behalf of the undersigned, in the undersigned’s capacity as a stockholder of Outlook Therapeutics, Inc. (the “Company”), Schedule 13G and Schedule 13D (including amendments thereto and joint filing agreements in connection therewith) in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, and the rules thereunder, and any other forms or reports the undersigned may be required to file in connection with the undersigned’s ownership, acquisition, or disposition of securities of the Company;

(2)	do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13G and Schedule 13D (including amendments thereto and joint filing agreements in connection therewith), or other form or report, and timely file such form or report with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)	take any other action of any type whatsoever in connection with the foregoing, which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13 of the Securities Exchange Act of 1934, as amended.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13G and Schedule 13D (including amendments thereto and joint filing agreements in connection therewith) with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned have caused this Power of Attorney to be executed as of this 11th day of June, 2020.

SYNTONE VENTURES LLC

By:	/s/ Zongmei Zheng
Name:	Zongmei Zheng
Title:	President

SYNTONE LLC

By:	/s/ Andong Huang
Name:	Andong Huang
Title:	Manager

SYNTONE TECHNOLOGIES CO., LTD.

By:	/s/ Zongmei Zheng
Name:	Zongmei Zheng
Title:	Chief Executive Officer

Schedule I

EXECUTIVE OFFICERS OF SYNTONE VENTURES LLC

Name, Business Address and Position	Principal Occupation	Citizenship
Zongmei Zheng 1517 Champlain Crest Way, Cary, NC 27513 Position: President	Syntone Technologies Co., Ltd. Beihuan Road East, Renqiu City, Heibei Province, China Position: Chief Executive Officer	People’s Republic of China
Jiahui Zheng 1517 Champlain Crest Way, Cary, NC 27513 Title: Secretary		People’s Republic of China
Xiuyun Ren 1517 Champlain Crest Way, Cary, NC 27513 Title: Treasurer	Syntone Technologies Co., Ltd. Beihuan Road East, Renqiu City, Heibei Province, China Position: Chief Financial Officer	People’s Republic of China

EXHIBIT INDEX

1.	Joint Filing Agreement among Syntone Ventures LLC, Syntone LLC and Syntone Technologies Co., Ltd., dated as of June 11, 2020.

2.	Stock Purchase Agreement, dated May 22, 2020, by and between the Issuer and Syntone (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on May 28, 2020).

3.	Power of Attorney by Syntone Ventures LLC, Syntone LLC and Syntone Technologies Co., Ltd., dated as of June 11, 2020.